File No. 70-10047

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM U-1

CERTIFICATE OF WITHDRAWAL

OF

APPLICATION AND/OR DECLARATION UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

PG&E CORPORATION

One Market, Spear Tower, Suite 2400

San Francisco, California 94105

PACIFIC GAS AND ELECTRIC COMPANY

77 Beale Street, 32nd Floor

San Francisco, California 94105

NEWCO ENERGY CORPORATION

77 Beale Street, 32nd Floor

San Francisco, California 94105

ELECTRIC GENERATION LLC

77 Beale Street, 32nd Floor

San Francisco, California 94105

(Name of companies filing this statement and addresses of principal executive offices)

*.* *

PG&E CORPORATION

One Market, Spear Tower, Suite 2400

San Francisco, California 94105

(Name of top registered holding company parent of each applicant or declarant)

* * *

The Commission is requested to send copies of all notices, orders, and communications in connection with this Application to:

Gary Encinas

PG&E Corporation

1 Market, Spear Tower, Suite 400

San Francisco, California 94105

Gary Encinas

Newco Energy Corporation

77 Beale Street

San Francisco, California 94105

Gary Encinas

Electric Generation LLC

77 Beale Street

San Francisco, California 94105

Joshua Bar-Lev

Pacific Gas And Electric Company

77 Beale Street

San Francisco, California 94105

Steven R. Loeshelle

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019-6092

Earle H. O’Donnell

Dewey Ballantine LLP

1775 Pennsylvania Avenue, N.W.

Washington, DC 20006-4605

(Name and address of agents for service)

PG&E Corporation (“Parent”), its subsidiary, Pacific Gas and Electric Company (“PG&E”), PG&E’s subsidiary, Newco Energy Corporation (“Newco”), and Newco’s subsidiary, Electric Generation LLC (collectively, “Applicants”), hereby amend their Application and/or Declaration on Form U-1 in the above-referenced proceeding, heretofore filed with the Commission on January 31, 2002 and subsequently amended on June 4, 2002 and June 24, 2003, by withdrawing the Application and/or Declaration in its entirety.

Pursuant to a settlement agreement with respect to PG&E’s bankruptcy case entered into between PG&E and the Staff of the California Public Utilities Commission (“CPUC”) and approved by the CPUC (“Settlement Agreement”), a new plan of reorganization for PG&E (“Settlement Plan”) was filed with the Bankruptcy Court for the Northern District of California, which confirmed it in December 2003. The Settlement Agreement provides that as of the effective date (“Effective Date”) of the Settlement Plan, PG&E will withdraw all applications previously filed with this Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and elsewhere in connection with the PG&E Plan. The various conditions and requirements for the occurrence of the Effective Date have now been met. Accordingly, in conformance with the Settlement Agreement, Applicants are filing this Certificate of Withdrawal of their Application and/or Declaration on Form U-1 in this proceeding, pursuant to PG&E’s obligation under the Settlement Agreement, in order to terminate this proceeding on the ground that the proceeding is moot.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington
Senior Vice President and General Counsel
PG&E Corporation

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington
President and Treasurer
Newco Energy Corporation

/s/ KENT M. HARVEY
Kent M. Harvey
Senior Vice President – Chief Financial Officer and Treasurer
Pacific Gas and Electric Company

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington
President and Treasurer
Electric Generation LLC

Dated: April 13, 2004

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